EXHIBIT 99.8

CONSENT OF JOHN T. POSTLE

I hereby consent to the use of my name in connection with the following documents and reports, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Thompson Creek Metals Company Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.

The technical report entitled “Technical Report on the Mineral Resources and Mineral Reserves of the Thompson Creek Molybdenum Mine, Central Idaho, U.S.A. prepared for Thompson Creek Metals Company Inc.”, dated October 30, 2007 (the “Thompson Creek Report”); and

2.

The annual information form of the Company dated March 27, 2009, which includes reference to my name in connection with information relating to the Thompson Creek Report and the properties described therein.

Date: March 31, 2009

/s/ John T. Postle Name: John T. Postle, M.Sc., P.Eng. Title: Consulting Mining Engineer, Scott Wilson Roscoe Postle Associates Inc.